Exhibit 3.1

SAASMAX, INC.

July 22, 2013

Adoption of New By-Law - Section 2A to Article III - Directors

Section 2A.

The Directors may, by unanimous vote, increase or decrease the number of directors, subject to maximum and minimum as permitted by the Corporation’s Articles of Incorporation.  The Directors may, by unanimous vote, fill any vacancies created by any increase to the number of directors.